SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 26, 2016

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Group Statement Q1/2016

Key Financials

Key Financials	2016	2015			2016	2015
(in EUR million)	Q1	Q1	+/-		Q1	Q4	+/-
Revenues	21.4	40.3	-47%		21.4	62.5	-66%
Gross profit	3.1	8.8	-65%		3.1	19.6	-84%
Gross margin	15%	22%	-7	pp	15%	31%	-16	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-11.7	-6.4	-83%		-11.7	1.3	n.m.
Operating result (EBIT)	-14.7	-8.8	-67%		-14.7	-1.5	n.m.
EBIT margin	-69%	-22%	-47	pp	-69%	-2%	n.m.
Net result	-15.5	-9.5	-63%		-15.5	-1.9	n.m.
Net result margin	-72%	-23%	-49	pp	-72%	-3%	n.m.
Net result per share - basic (EUR)	-0.14	-0.08	-75%		-0.14	-0.02	n.m.
Net result per share - diluted (EUR)	-0.14	-0.08	-75%		-0.14	-0.02	n.m.
Free cash flow*	-20.3	-12.1	-68%		-20.3	-35.0	42%
Total order intake	44.4	48.9	-9%		44.4	31.3	42%
Equipment order backlog (end of period)	67.7	79.0	-14%		67.7	42.9	58%

* Acquisition cost adjusted; Operating CF + Investing CF + Changes in Cash Deposits

Order intake and order backlog increased significantly in Q1/2016

Management confirms outlook for 2016 despite slow start to the year

In Q1/2016, total order intake at EUR 44.4m was significantly higher compared to the previous quarter by 42% (Q4/2015: EUR 31.3m). This order development is mainly attributable to stronger demand for AIXTRONs planetary reactor technology across a variety of applications. Equipment order backlog in the first quarter 2016 also increased significantly by 58% to EUR 67.7m (Dec. 31, 2015: EUR 42.9m).

This development supports the revenue growth expectation for the remainder of 2016. Consequently, Management reiterates the full year 2016 guidance given in February 2016 despite a slow start to the year with low revenues in Q1/2016.

When comparing Q1/2016 EBIT to the same quarter in 2015 (Q1/2016: EUR -14.7m; Q1/2015: EUR -8.8m), the EUR 1.3m quarterly operating cost of PlasmaSi acquired in Q2/2015 as well as a comparative negative difference due to currency related translational and valuation effects of ca. EUR 4.7m at quarter end have to be taken into consideration. Taking these effects into account, the negative low volume and underutilization related effects in Q1/2016 have been offset by a more favorable product-mix, better productivity and cost control.

Compared to the previous quarter, free cash flow in Q1/2016 improved by 42% to EUR -20.3m (Q4/2015: EUR -35.0m). Without the repayment of the advance payment to the Chinese customer San’an, free cash flow in Q1/2016 would have been close to break-even.

New Format of Quarterly Reporting

In 2015, Germany eliminated the obligation for quarterly reporting of public companies following European regulation changes abolishing the requirement for quarterly reporting of listed Companies in the EU. Pursuant to Sect. 51 a of the Exchange Rules for the Frankfurt Stock Exchange (“BörsO FWB”), all issuers in Prime Standard have the choice to either voluntarily prepare a Quarterly Financial Report or a shortened Quarterly Statement for the first and third quarter of each financial year in the German and English languages. For more details on the reporting obligations, please refer to the Homepage of the Frankfurt Stock Exchange at www.deutsche-boerse-cash-market.com/dbcm-en/primary-market/being-public/ipo-line-being-public/prime-standard.

AIXTRON has decided to provide a shortened Quarterly Statement pursuant to Sect. 51 a of the BörsO FWB.

Key Share Data

Key Share Data	Q1/2016		Q1/2015
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	4.25	4.85	7.03	7.52
Period High Price	4.25	4.85	9.38	11.21
Period Low Price	2.95	3.25	6.38	7.24
Number of shares issued (end of period)	112,720,355		112,701,905
Market capitalization (end of period), million EUR, million USD	479.1	546.7	792.3	847.5

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Our registered trademarks: AIXACT®, AIXTRON®, Atomic Level SolutionS®, Close Coupled Showerhead®, CRIUS®, Gas Foil Rotation®, OVPD®, Planetary Reactor®, PVPD®, TriJet®, Optacap™

Interim Management Report

1. Business Activity

AIXTRON’s business activity is descibed in detail in the section “Fundamental Information about the Group” of its 2015 Annual Report. The Annual Report is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

2. Business performance and key developments

2.1. Development of Orders

Equipment Orders	2016	2015	+/-
(in EUR million)	Q1	Q1	m EUR	%
Total order intake incl. spares & services	44.4	48.9	-4.5	-9
Equipment order backlog (end of period)	67.7	79.0	-11.3	-14

In Q1/2016, total order intake (including spares & service) at EUR 44.4m was higher compared to the previous quarter by 42% (Q4/2015: EUR 31.3m). This order development is mainly attributable to stronger demand for the planetary reactor technology. Year-on-year, total order intake was down, mainly due to lower demand for silicon applications which was not fully offset by stronger demand for optoelectronic applications (Q1/2015: EUR 48.9m).

2.2. Exchange Rate Development of the US Dollar

The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first three months of 2016 was 1.09 USD/EUR (Q1/2015: 1.16 USD/EUR). Thus, compared to the same period of the previous year, the average US dollar exchange rate was up about 6%, with a positive effect on AIXTRON’s US dollar denominated revenues in the course of the quarter. As of March 31, 2016, the US-Dollar was weaker at 1.14 USD/EUR which caused negative valuation effects reducing earnings overall. This could also negatively impact the coming quarters.

2.3. Development of Revenues

In line with the low order backlog as of December 31, 2015, total revenues recorded during the first quarter of 2016 were EUR 21.4m, down 47% compared to the same period last year (Q1/2015: EUR 40.3m). This year-on-year development particularly reflects a shortfall from GaN LED-application driven demand. Compared to the previous quarter (Q4/2015: EUR 62.5m), revenues in Q1/2016 decreased by 66%. Despite the slow start to the year 2016, Management reiterates the full year 2016 guidance given in February 2016.

Equipment revenues in Q1/2016 were EUR 11.9m, representing 56% of the total Q1/2016 revenues. Compared to the same quarter last year, equipment revenues decreased by 59% (Q1/2015: EUR 29.1m or 72%; Q4/2015: EUR 51.8m or 83%). EUR 9.5m or 44% of total revenues were generated by the sale of spares and service in Q1/2016 (Q1/2015: EUR 11.2m; Q4/2015: EUR 10.7m).

	2016		2015
Revenues by Equipment, Spares &	Q1		Q1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	11.9	56	29.1	72	-17.2	-59
Other revenues (service, spare parts, etc.)	9.5	44	11.2	28	-1.7	-15
Total	21.4	100	40.3	100	-18.9	-47

70% of total revenues in Q1/2016 were generated by sales to customers in Asia (Q1/2015: 82%; Q4/2015: 34%). 13% of revenues were generated in Europe (Q1/2015: 13%; Q4/2015: 31%) with the remaining 17% in the USA (Q1/2015: 5%; Q4/2015: 35%).

	2016		2015
	Q1		Q1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	15.1	70	33.2	82	-18.1	-55
Europe	2.7	13	5.0	13	-2.3	-46
Americas	3.6	17	2.1	5	1.5	71
Total	21.4	100	40.3	100	-18.9	-47

2.4. Development of Results (Highlights)

	2016		2015
	Q1		Q1		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	18.3	85	31.5	78	-13.2	-42
Gross profit	3.1	15	8.8	22	-5.7	-65
Operating costs	17.8	83	17.6	44	0.2	1
Selling expenses	2.9	14	3.3	8	-0.4	-12
General and administration expenses	3.8	18	4.3	11	-0.5	-12
Research and development costs	13.3	62	12.9	32	0.4	3
Net other operating (income) and Expenses	(2.2)	-11	(3.0)	-7	(0.8)	-27

The year-on-year as well as the sequential decrease of cost of sales in Q1/2016, mainly attributable to the low revenue level, was partially offset by costs of capacity under-utilization and negative currency valuation impacts. Year-on-year, cost of sales was down by 42% and compared to the previous quarter it was down 57% (Q1/2015: EUR 31.5m; Q4/2015: EUR 42.8m).

Against the background of low revenues and despite a favorable product mix, Q1/2016 gross profit was low at EUR 3.1m with a gross margin of 15% (Q4/2015: EUR 19.6m; 31% gross margin).

Operating expenses in Q1/2016 were largely stable at EUR 17.8m versus EUR 17.6m in Q1/2015. The additional costs from PlasmaSi and the comparative negative currency effect were offset by higher productivity, better cost control and a contractual settlement. Compared to the previous quarter (Q4/2015: EUR 21.1m), operating costs were 16% lower, mainly due to better productivity and more favorable net other operating income and expenses.

	2016	2015
Key R&D Information	Q1	Q1	+/-
R&D expenses (million EUR)	13.3	12.9	3%
R&D expenses, % of sales	62	32
R&D employees (period average)	253	277	-9%
R&D employees, % of total headcount (period average)	35	36

The net other operating income and expenses in Q1/2016 were EUR 2.2m which was below the EUR 3.0m of income recorded in Q1/2015. Compared to Q4/2015 (EUR 0.0m), net other operating income and expenses were higher which was mainly attributable to a positive effect from a contractual settlement as well as R&D grants offsetting negative currency related translational effects in Q1/2016.

In Q1/2016, AIXTRON recorded a net currency expense of EUR 0.9m (Q1/2015: income of EUR 2.7m; Q4/2015: expense of EUR -0.2m) from foreign currency differences.

EBITDA in the first quarter 2016 of EUR -11.7m (Q1/2015: EUR -6.4m; Q4/2015: EUR 1.3m) was a consequence of above mentioned effects.

The operating result (EBIT) decreased on a year-on-year comparison from EUR -8.8m in Q1/2015 to EUR -14.7m in Q1/2016 (Q4/2015: EUR -1.5m).

The Company’s net result amounted to EUR -15.5m (Q1/2015: EUR -9.5m; Q4/2015: EUR -1.9m).

3. Financial Position and Net Assets (Highlights)

The Company did not have any bank borrowings as of March 31, 2016 or December 31, 2015.

3.1 Assets

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased to EUR 181.9m (EUR 101.3m + EUR 80.6m cash deposits) as of March 31, 2016. Compared to EUR 209.4m (EUR 116.3m + EUR 93.1m cash deposits) as of December 31, 2015, the difference is mainly attributable to the payment of the second installment of the agreed return of advance payments to San’an. Additionally, an agreed milestone payment of EUR 4.1m for the purchase of PlasmaSi which was acquired in 2015 was made in Q1/2016. Translational effects of cash reserves held in foreign currencies had an unfavorable effect on the cash position.

Mainly due to the low revenues recorded in the first quarter, trade receivables amounted to EUR 18.2m as of March 31, 2016, compared to EUR 26.0m as of December 31, 2015.

Inventories, including raw materials, unfinished and finished goods, increased to EUR 73.6m as per March 31, 2016, compared to EUR 70.8m as of December 31, 2015, mainly reflecting the higher backlog. The carrying value of AIX R6 inventories and outstanding supplier commitments totals EUR 19.8m (EUR 20.6m as of December 31, 2015).

3.2. Equity and Liabilities

As a result of the net loss reported in Q1/2016, total equity as of March 31, 2016 decreased by EUR 20.9m to EUR 375.6m compared to EUR 396.5m as of December 31, 2015. The equity ratio at 84% as of March 31, 2016, increased compared to 82% as of December 31, 2015 mainly due to the lower balance sheet total.

Advance payments from customers increased by EUR 8.1m to EUR 32.1m as of March 31, 2016 compared to EUR 24.0m as of December 31, 2015 reflecting the higher order intake recorded in Q1/2016.

Other current liabilities were down from EUR 25.0m as of December 31, 2015 to EUR 4.5m as of March 31, 2015, reflecting the above mentioned repayment to San’an as well as the payment related to the acquisition of PlasmaSi, Inc.

4. Cash Flow

The operating cash flow in Q1/2016 amounted to EUR -19.4m (Q1/2015: EUR -10.1m; Q4/2015: EUR -32.1m), mainly due to the payment to San’an. Mainly due to this repayment, the free cash flow was EUR -20.3m in Q1/2016 (Q1/2015: EUR -12.1m; Q4/2015: -35.0m). Excluding this effect, both figures would have been close to break-even.

5. Opportunities and Risks

A description of the Opportunities and Risks of the Company can be found in the chapter “Opportunities and Risk Report” of the Annual Report 2015 which is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

Apart from that, AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2015 and in the section “Risk Factors” in AIXTRON’s 2015 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 23, 2016. The Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov/filings.

During the first three months of 2016, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2015 Annual Report/20-F Report referred to above.

6. Outlook

The revenue development in the first three months of 2016 reflected the order backlog at the end of 2015. Total order intake in Q1/2016 was significantly higher compared to the previous quarter supporting Managements’ expectation of revenue growth for the remainder of 2016. Consequently, Management reiterates the full year 2016 guidance given in February 2016.

Based on the assessment on AIXTRON’s current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects for fiscal year 2016 to achieve revenues between EUR 170 and 200 million with a significantly stronger revenue generation in the second half of 2016 compared to the first half of 2016. Currency adjusted, order Intake (in Euros) is expected to be on the same level as in fiscal year 2015.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts as well as the achievement of revenues at the high end of the revenue guidance range, Management expects to achieve another improvement of results in 2016. EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016. Management expects to report a positive EBITDA for full year 2017.

Further details on the outlook can be found in the chapter “Report on Expected Developments” of the Annual Report 2015 which is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	Q1/2016	Q1/2015	+/-

Revenues	21,424	40,284	-18,860
Cost of sales	18,307	31,462	-13,155
Gross profit	3,117	8,822	-5,705

Selling expenses	2,946	3,297	-351
General administration expenses	3,806	4,306	-500
Research and development costs	13,340	12,945	395
Other operating income	3,836	4,480	-644
Other operating expenses	1,590	1,511	79
Operating result	-14,729	-8,757	-5,972

Finance income	123	231	-108
Finance expense	0	0	0
Net finance income	123	231	-108
Result before taxes	-14,606	-8,526	-6,080

Taxes on income	926	936	-10
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-15,532	-9,462	-6,070

Basic earnings per share (EUR)	-0.14	-0.08	-0.06
Diluted earnings per share (EUR)	-0.14	-0.08	-0.06

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	Q1/2016	Q1/2015	+/-

Profit or Loss	-15,532	-9,462	-6,070

Currency translation adjustment	-5,577	12,642	-18,219
Other comprehensive income	-5,577	12,642	-18,219
Total comprehensive income attributable to equity holders of AIXTRON SE	-21,109	3,180	-24,289

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	31-03-16	31-12-15
Assets
Property, plant and equipment	78,963	81,332
Goodwill	74,588	75,902
Other intangible assets	5,979	6,392
Other non-current assets	599	630
Deferred tax assets	2,668	3,242
Tax assets	59	59
Total non-current assets	162,856	167,557
Inventories	73,633	70,817
Trade receivables less allowance kEUR 2,330 (2015: kEUR 2,410)	18,219	25,956
Current tax receivables	2,193	2,538
Other current assets	6,907	5,691
Other financial assets	80,553	93,089
Cash and cash equivalents	101,341	116,305
Total current assets	282,846	314,396
Total assets	445,702	481,953

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 111,581,783 (2015: 111,581,783)	111,582	111,582
Additional paid-in capital	372,840	372,636
Retained earnings	(115,494)	(99,962)
Income and expenses recognised in equity	6,672	12,249
Total shareholders’ equity	375,600	396,505
Other non-current liabilities	2,205	2,294
Other non-current accruals and provisions	841	1,305
Total non-current liabilities	3,046	3,599
Trade payables	8,796	9,814
Advance payments from customers	32,083	24,011
Other current provisions	18,855	20,182
Other current liabilities	4,502	24,968
Current tax liabilities	2,820	2,874
Total current liabilities	67,056	81,849
Total liabilities	70,102	85,448
Total liabilities and shareholders’ equity	445,702	481,953

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	Q1/2016	Q1/2015	+/-
Cash flow from operating activities
Net income for the period (after taxes)	-15,532	-9,462	-6,070
Reconciliation between profit and cash flow from operating activities
Expense from share-based payments	208	304	-96
Depreciation and amortization expense	2,986	2,343	643
Net result from disposal of property, plant and equipment	-1	65	-66
Deferred income taxes	526	81	445

Change in
Inventories	-3,792	-4,643	851
Trade receivables	7,274	2,045	5,229
Other assets	-1,321	-3,189	1,868
Trade payables	-715	-4,976	4,261
Provisions and other liabilities	-17,298	-4,099	-13,199
Non-current liabilities	-455	0	-455
Advance payments from customers	8,737	11,430	-2,693
Cash flow from operating activities	-19,383	-10,101	-9,282

Cash flow from investing activities
Cash outflow from acquisitions	-4,183	0	-4,183
Capital expenditures in property, plant and equipment	-770	-3,426	2,656
Capital expenditures in intangible assets	-153	-104	-49
Proceeds from disposal of fixed assets	1	30	-29
Bank deposits with a maturity of more than 90 days	12,225	14,846	-2,621
Cash flow from investing activities	7,120	11,346	-4,226

Cash flow from financing activities
Proceeds from issue of equity shares	0	31	-31
Cash flow from financing activities	0	31	-31

Effect of changes in exchange rates on cash and cash equivalents	-2,701	6,154	-8,855
Net change in cash and cash equivalents	-14,964	7,430	-22,394
Cash and cash equivalents at the beginning of the period	116,305	116,580	-275
Cash and cash equivalents at the end of the period	101,341	124,010	-22,669

Interest received	257	276	-19
Income taxes paid	-507	-831	324
Income taxes received	79	84	-5

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expense recognized directly in equity		Shareholders’ equity
	Subscribed capital under	Additional paid-in-	Currency	Retained earnings/ Accumulated	attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2016	111,582	372,636	12,249	(99,962)	396,505
Share based payments		204			204
Net income for the period				(15,532)	(15,532)
Other comprehensive income			(5,577)		(5,577)
Total comprehensive income			(5,577)	(15,532)	(21,109)
Balance at March 31, 2016	111,582	372,840	6,672	(115,494)	375,600

			Income and expense recognized directly in equity		Shareholders’ equity
	Subscribed capital under	Additional paid-in-	Currency	Retained earnings/ Accumulated	attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2015	111,591	371,781	3,132	(70,802)	415,702
Share based payments		312			312
Issue of shares for options	7	23			30
Net income for the period				(9,462)	(9,462)
Other comprehensive income			12,642		12,642
Total comprehensive income			12,642	(9,462)	3,180
Balance at March 31, 2015	111,598	372,116	15,774	(80,264)	419,224

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA).

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2016	15,147	2,704	3,573	21,424
	Q1/2015	33,193	4,964	2,127	40,284
Segment assets (property, plant and equipment)	31.03.16	2,974	68,941	7,048	78,963
	31.12.15	3,207	70,536	7,589	81,332

3. Stock Option Plans

As of March 31, 2016, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Mar 31, 2016	Exercised	Expired/Forfeited	Allocation	Dec 31, 2015
Stock options	2,850,265	0	41,550	0	2,891,815
Underlying shares	2,850,265	0	41,550	0	2,891,815

4. Employees

The total number of employees decreased from 764 on March 31, 2015 to 730 persons on March 31, 2016.

	2016		2015		+/-
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	130	18	144	19	-14	-10
Europe	470	64	509	67	-39	-8
USA	130	18	111	14	19	17
Total	730	100	764	100	-34	-4

	2016		2015		+/-
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales	61	8	63	8	-2	-4
Research and Development	253	35	278	36	-25	-9
Manufacturing and Service	321	44	318	42	3	1
Administration	95	13	105	14	-10	-10
Total	730	100	764	100	-34	-4

5. Management

As compared to December 31, 2015, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2016.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. Litigation

AIXTRON has been named as a defendant in a putative class action commenced in the United States District Court for the Southern District of New York as described in detail in the “Report on Post-Balance Sheet Date Events” of the Annual Report 2015 and in the section “Legal Proceedings” of AIXTRON’s 20-F Report for fiscal year 2015.

Once the court has entered the pending motion on the appointment of lead plaintiff and lead counsel, the plaintiff is expected to file an amended claim to which AIXTRON will then respond accordingly.

AIXTRON disputes the allegations and intends to contest the allegations vigorously. Based on an initial assessment from legal counsel, AIXTRON believes that the above mentioned claim will not be successful.

8. PlasmaSi, Inc.

On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi, Inc. (USA), obtaining control of the company. PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin, light weight and flexible barrier films through its proprietary technology which is particularly well suited to OLED displays. During the first quarter of 2016, AIXTRON paid the outstanding contingent consideration of €4,183k to the former shareholders of PlasmaSi, Inc.

9. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

Date: April 26, 2016
	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Chairman, President and
Chief Executive Officer

	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Acting Chief Financial Officer